METROMILE, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share amounts)

	June 30, 2022	December 31, 2021
	(unaudited)
Assets
Investments
Marketable securities - restricted (amortized cost of $63,833 and $62,741)	$63,256	$62,625
Total investments	63,256	62,625
Cash and cash equivalents	69,576	120,940
Restricted cash and cash equivalents	33,031	42,881
Receivable for securities	1,029	—
Premiums receivable	17,360	16,839
Reinsurance recoverable on paid loss	4,677	—
Reinsurance recoverable on unpaid loss	7,295	—
Prepaid expenses and other assets	21,455	21,677
Deferred policy acquisition costs, net	1,165	1,433
Telematics devices, improvements and equipment, net	12,324	13,654
Website and software development costs, net	22,366	25,866
Intangible assets	7,500	7,500
Assets held for sale	8,882	—
Total assets	269,916	313,415

Liabilities, Convertible Preferred Stock and Stockholders’ Equity
Liabilities
Loss and loss adjustment expense reserves	$80,252	$73,438
Ceded reinsurance premium payable	8,885	—
Payable to carriers - premiums and LAE, net	697	340
Unearned premium reserve	15,403	15,726
Deferred revenue	—	5,601
Accounts payable and accrued expenses	6,549	10,820
Payable for securities	1,006	422
Warrant liability	1,182	1,156
Other liabilities	18,698	19,524
Liabilities held for sale	5,453	—
Total liabilities	138,125	127,027

Commitments and contingencies (Note 8)

Stockholders’ equity
Common stock, $0.0001 par value; 640,000,000 shares authorized as of June 30, 2022, and December 31, 2021; 131,132,144 and 128,221,885 shares issued and outstanding as of June 30, 2022 and December 31, 2021.	13	13
Accumulated paid-in capital	780,859	769,525
Accumulated other comprehensive loss	(577)	(116)
Accumulated deficit	(648,504)	(583,034)
Total stockholders' equity	131,791	186,388

Total liabilities, convertible preferred stock and stockholders’ equity	$269,916	$313,415
See notes to consolidated financial statements.
1

METROMILE, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Revenue	(unaudited)		(unaudited)
Premiums earned, net	$20,223	$18,049	$39,388	$19,174
Investment income	162	19	207	55
Other revenue	1,134	10,030	2,623	26,145
Total revenue	21,519	28,098	42,218	45,374
Costs and expenses
Losses and loss adjustment expenses	21,993	22,640	44,053	34,903
Policy servicing expense and other	5,080	5,055	10,363	9,498
Sales, marketing and other acquisition costs	3,657	25,926	10,116	73,220
Research and development	5,302	3,118	9,579	6,768
Amortization of capitalized software	3,342	2,701	6,710	5,352
Other operating expenses	12,810	16,738	26,512	25,327
Total costs and expenses	52,184	76,178	107,333	155,068
Loss from operations	(30,665)	(48,080)	(65,115)	(109,694)
Other expense
Interest expense	—	98	—	15,974
Impairment on digital assets	329	66	329	66
Increase (decrease) in fair value of stock warrant liability	157	(6,984)	26	19,153
Total other expense	486	(6,820)	355	35,193
Loss before taxes	(31,151)	(41,260)	(65,470)	(144,887)
Income tax benefit	—	—	—	—
Net loss	$(31,151)	$(41,260)	$(65,470)	$(144,887)
Net loss per share, basic and diluted	$(0.24)	$(0.33)	$(0.51)	$(1.43)
Weighted-average shares used in computing basic and diluted net loss per share	130,542,613	126,693,218	129,633,871	101,236,461
See notes to consolidated financial statements.

1

METROMILE, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(In thousands)

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
	(unaudited)		(unaudited)
Net loss	$(31,151)	$(41,260)	$(65,470)	$(144,887)
Unrealized net loss on marketable securities	(113)	(17)	(461)	(26)
Total comprehensive loss	$(31,264)	$(41,277)	$(65,931)	$(144,913)
See notes to consolidated financial statements.

METROMILE, INC.
CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY
(dollars in thousands)

	Convertible Preferred Stock		Common Stock		APIC	Note Receivable	Accumulated Other Comprehensive Income	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount
Balance as of December 31, 2020	67,728,286	$304,469	8,854,978	$1	$5,482	$(415)	$11	$(366,575)	$(361,496)
Retroactive application of recapitalization	1,048,328	—	137,061	—	—	—	—	—	—
As adjusted, beginning of period	68,776,614	304,469	8,992,039	1	5,482	(415)	11	(366,575)	(361,496)
Stock-based compensation	—	—	—	—	3,208	—	—	—	3,208
Exercises and vested portion of stock options	—	—	1,089,670	—	2,059	—	—	—	2,059
Conversion of promissory note	—	—	—	—	(415)	415	—	—	—
RSUs withheld for tax purposes	—	—	—	—	(422)	—	—	—	(422)
Unrealized net loss on marketable securities	—	—	—	—	—	—	(9)	—	(9)
Exercise of convertible preferred stock warrants	3,974,655	132,718	—	—	—	—	—	—	—
Conversion of preferred stock to common	(72,751,269)	(437,187)	72,751,269	7	437,187	—	—	—	437,194
Business Combination and PIPE financing	—	—	43,894,156	4	290,953	—	—	—	290,957
Net loss	—	—	—	—	—	—	—	(103,627)	(103,627)
Balance as of March 31, 2021	—	$—	126,727,134	$12	$738,052	$—	$2	$(470,202)	$267,864
Vested portion of common stock options	—	—	—	—	116	—	—	—	116
Stock-based compensation	—	—	—	—	8,813	—	—	—	8,813
Unrealized net loss on marketable securities	—	—	—	—	—	—	(17)	—	(17)
Net loss	—	—	—	—	—	—	—	(41,260)	(41,260)
Balance as of June 30, 2021	—	$—	126,727,134	$12	$746,981	$—	$(15)	$(511,462)	$235,516

Balance as of December 31, 2021	—	$—	128,221,885	$13	$769,525	$—	$(116)	$(583,034)	$186,388
401K match with MILE stock	—	—	110,364	—	553	—	—	—	553
Vesting of common stock from early exercises	—	—	—	—	107	—	—	—	107
Stock-based compensation	—	—	1,851,013	—	5,258	—	—	—	5,258
Unrealized net loss on marketable securities	—	—	—	—	—	—	(348)	—	(348)
Net loss	—	—	—	—	—	—	—	(34,319)	(34,319)
Balance as of March 31, 2022	—	$—	130,183,262	$13	$775,443	$—	$(464)	$(617,353)	$157,639
401K match with MILE stock	—	—	236,511	—	—	—	—	—	—
Vesting of common stock from early exercises	—	—	—	—	9	—	—	—	9
Stock-based compensation	—	—	712,371	—	5,407	—	—	—	5,407
Unrealized net loss on marketable securities	—	—	—	—	—	—	(113)	—	(113)
Net loss	—	—	—	—	—	—	—	(31,151)	(31,151)
Balance as of June 30, 2022	—	$—	131,132,144	$13	$780,859	$—	$(577)	$(648,504)	$131,791
See notes to consolidated financial statements.

METROMILE, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Six Months Ended June 30,
	2022	2021
	(unaudited)
Cash flows from operating activities:
Net loss	$(65,470)	$(144,887)
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation and amortization	10,481	8,189
Stock-based compensation	10,665	12,021
Change in fair value of warrant liability	26	19,153
Telematics devices unreturned	377	710
Amortization of debt issuance costs	—	11,695
Noncash interest and other expense	997	3,872
Changes in operating assets and liabilities:
Premiums receivable	(521)	(2,081)
Reinsurance recoverable on paid loss	(4,677)	8,475
Reinsurance recoverable on unpaid loss	(7,295)	33,941
Prepaid reinsurance premium	97	13,668
Prepaid expenses and other assets	(341)	1,534
Deferred transaction costs	—	3,581
Deferred policy acquisition costs, net	(275)	(1,665)
Accounts payable and accrued expenses	(3,286)	535
Ceded reinsurance premium payable	8,885	(27,000)
Loss and loss adjustment expense reserves	6,814	8,383
Payable to carriers - premiums and LAE, net	357	(254)
Unearned premium reserve	(323)	750
Deferred revenue	(891)	(159)
Other liabilities	(710)	2,005
Net cash used in operating activities	(45,090)	(47,534)
Cash flows from investing activities:
Purchases of telematics devices, improvements, and equipment	(1,595)	(3,170)
Payments relating to capitalized website and software development costs	(9,048)	(6,182)
Net change in payable/(receivable) for securities	(445)	(754)
Purchase of securities	(21,826)	(32,626)
Sales and maturities of marketable securities	20,619	10,515
Net cash used in investing activities	(12,295)	(32,217)
Cash flow from financing activities:
Proceeds from notes payable	—	2,015
Payment on notes payable	—	(69,351)
Proceeds from merger with INSU II, net of issuance costs	—	336,469
Proceeds from exercise of common stock options and warrants	—	4,349
Net cash provided by financing activities	—	273,482
Net (decrease) increase in cash, cash equivalents, restricted cash and restricted cash equivalents including cash classified within assets held for sale	(57,385)	193,731
Less: Net increase in cash classified within assets held for sale	3,829	—
Net (decrease) increase in cash, cash equivalents, restricted cash and restricted cash equivalents	(61,214)	193,731
Cash, cash equivalents, restricted cash and restricted cash equivalents at beginning of period	163,821	50,188
Cash, cash equivalents, restricted cash and restricted cash equivalents at end of period	$102,607	$243,919
Supplemental cash flow data:
Cash paid for interest	$—	$3,164
Non-cash investing and financing transactions:
Transaction costs in accrued liabilities at period end	$—	$45,516
Warrants assumed from Business Combination	$—	$—
Net exercise of preferred stock warrants	$—	$—
Net exercise of promissory note	$—	$415
Capitalized website and software development costs included in accrued liabilities	$242	$274
Capitalized stock-based compensation	$1,102	$373
Reclassification of liability to equity for vesting of stock options	$49	$169
See notes to consolidated financial statements.

METROMILE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1. Overview and Basis of Presentation
Metromile, Inc. (together with its consolidated subsidiaries, the “Company”) formerly known as INSU Acquisition Corp. II (“INSU”), was incorporated in Delaware on October 11, 2018. INSU was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.
The registration statement for INSU’s initial public offering (“IPO”) was declared effective on September 2, 2020. On September 8, 2020 INSU consummated the IPO of 23,000,000 units (“Units”), and, with respect to the shares of Class A common stock, par value $0.0001 (the “Class A Common Stock”) included in the Units sold (the “Public Shares”), which included the full exercise by the underwriters of their over-allotment option in the amount of 3,000,000 Units, at $10.00 per Unit, generating gross proceeds of $230.0 million. Simultaneously with the closing of the IPO, INSU consummated the sale of 540,000 units (the “Placement Units”), at a price of $10.00 per Placement Unit in a private placement to the sponsor and Cantor Fitzgerald & Co. (“Cantor”), generating gross proceeds of $5.4 million. Transaction costs amounted to $14.2 million, consisting of $4.0 million in cash underwriting fees, $9.8 million of deferred underwriting fees and $0.4 million of other offering costs. Following the closing of the IPO on September 8, 2020, $230.0 million ($10.00 per Unit) from the net proceeds of the sale of the Units in the IPO and the sale of the Placement Units was placed in a trust account (the “Trust Account”), which was invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 185 days or less, or in money market funds meeting certain conditions under Rule 2a-7 of the Investment Company Act, as determined by INSU.
Enterprise Business Solutions Held for Sale

As of June 30, 2022, the Company had committed to a plan to sell its Enterprise Business Solutions segment and as such the assets and liabilities have been classified as held for sale in the Company's consolidated balance sheets beginning with the period ended June 30, 2022. The business does not meet the criteria to be classified as a discontinued operation; therefore, the results are reflected within continuing operations on the consolidated statements of operations. For additional information related to the held for sale business, please see Note 16, Business Disposition.
Acquisition of Metromile, Inc. by Lemonade, Inc.
On November 8, 2021, the Company entered into an Agreement and Plan of Merger (the “Agreement”) with Lemonade, Inc., a Delaware corporation (“Lemonade”), Citrus Merger Sub A, Inc., a Delaware corporation and a wholly-owned subsidiary of Lemonade (“Acquisition Sub I”) and Citrus Merger Sub B, LLC, a Delaware limited liability company and wholly owned subsidiary of Lemonade (“Acquisition Sub II”), pursuant to which (i) Acquisition Sub I will merge with and into Metromile (the “First Merger” and the effective time of the First Merger, the “First Effective Time”), with Metromile continuing as the surviving entity (the “Initial Surviving Corporation”), and (ii) the Initial Surviving Corporation will merge with and into Acquisition Sub II (the “Second Merger”), with Acquisition Sub II continuing as the surviving entity as a wholly owned subsidiary of Lemonade (the First Merger, the Second Merger and the other transactions contemplated by the Agreement, collectively, the “Transaction”). The Transaction implies a fully diluted equity value of approximately $500 million, or an enterprise value of about $340 million net of unrestricted cash and cash equivalents as September 30, 2021. In accordance with the Agreement, at the First Effective Time, each share of our common stock issued and outstanding immediately prior to the First Effective Time will be converted into the right to receive 0.05263(the “Exchange Ratio”) validly issued, fully paid and non-assessable shares of common stock of Lemonade, par value $0.00001 per share (“Lemonade Common Stock”).
On July 28, 2022, the Transaction was completed. Upon the consummation of the Transaction, the Company ceased to be a publicly traded company. For additional information related to the Transaction, please see Note 4, Business Combinations.

Business Combination
On February 9, 2021, the Company consummated a merger pursuant to that certain Agreement and Plan of Merger and Reorganization, dated November 24, 2020, and as amended on January 12, 2021 and February 8, 2021 (the “Merger Agreement”), by and among INSU, INSU II Merger Sub Corp., a Delaware corporation and a direct wholly owned subsidiary of INSU (“Merger Sub”) and MetroMile, Inc., a Delaware corporation (“Legacy Metromile”), pursuant to which, among other things, Merger Sub merged with and into Legacy Metromile, with Legacy Metromile surviving the merger as a wholly owned subsidiary of the Company (the “Merger,” and together with the other transactions contemplated by the Merger Agreement, the “Business Combination”). In connection with the closing of the Business Combination (the “Closing”), the Company changed its name to Metromile, Inc., and Legacy Metromile changed its name to Metromile Operating Company. Unless the context indicates otherwise, references to “INSU” refer to the historical operations of INSU prior to the Closing, and references to the “Company,” “Metromile” and “Metromile Operating Company” refer to the historical operations of Legacy Metromile and its consolidated subsidiaries prior to the Closing and the business of the combined company and its subsidiaries following the Closing.
The Merger was accounted for as a reverse recapitalization in accordance with accounting principles generally accepted in the United States (“GAAP”). Under this method of accounting, INSU, who was the legal acquirer, is treated as the “acquired” company for financial reporting purposes and Metromile Operating Company is treated as the accounting acquirer. This determination was primarily based on the fact that Metromile Operating Company’s stockholders prior to the Merger have a majority of the voting power of the Company, Metromile Operating Company’s senior management now comprise substantially all of the senior management of the Company, the relative size of Metromile Operating Company compared to the Company, and that Metromile Operating Company’s operations comprise the ongoing operations of the Company. Accordingly, for accounting purposes, the Merger is treated as the equivalent of a capital transaction in which Metromile Operating Company issued stock for the net assets of INSU, which are stated at historical cost, with no goodwill or other intangible assets recorded, and Metromile Operating Company’s financial statements became those of the Company.
Pursuant to the Amended and Restated Certificate of Incorporation of the Company, at the closing, each share of INSU’s Class B Common Stock, par value $0.0001 per share (the “Class B Common Stock”), converted into one share of INSU’s Class A Common Stock. After the Closing and following the effectiveness of the Second Amended and Restated Certificate of Incorporation of the Company, each share of Class A Common Stock was automatically reclassified, redesignated and changed into one validly issued, fully paid and non-assessable share of the Company’s Common Stock, par value $0.0001 per share (the “Common Stock”), without any further action by the Company or any stockholder thereof.
On February 9, 2021, a number of purchasers (each, a “Subscriber”) purchased from the Company an aggregate of 17,000,000 shares of Common Stock (the “PIPE Shares”), for a purchase price of $10.00 per share and an aggregate purchase price of $170.0 million, pursuant to separate subscription agreements (each, a “Subscription Agreement”) entered into effective as of November 24, 2020. Pursuant to the Subscription Agreements, the Company gave certain registration rights to the Subscribers with respect to the PIPE Shares. The sale of PIPE Shares was consummated concurrently with the Closing.
Description of Business after the Business Combination
The Company, through Metromile Operating Company and its wholly owned subsidiary, Metromile Insurance Services LLC (the “GA Subsidiary”), sells pay-per-mile auto insurance to consumers in eight states: California, Washington, Oregon, Illinois, Pennsylvania, Virginia, New Jersey, and Arizona. Metromile Operating Company has a wholly owned subsidiary, Metromile Insurance Company (the “Insurance Company”), which focuses on property and casualty insurance. In January 2019, Metromile Operating Company formed Metromile Enterprise Solutions, LLC (“Enterprise”), a wholly owned subsidiary, which focuses on selling its insurance solution technology to third party customers.

The Insurance Company provides auto insurance to customers with premiums based on a flat rate plus an adjustable rate based on actual miles driven. To record miles driven, the GA Subsidiary may provide drivers with a telematics device, the Metromile Pulse, which plugs into a car’s on-board diagnostic system to capture mileage.
The GA Subsidiary acts as a full-service insurance General Agent (“GA”). As a full-service GA, the subsidiary provides all policy pricing, binding, and servicing (payments and customer service) for the policyholders. Until late 2016, the GA Subsidiary underwriting carrier was National General Insurance (“NGI”) and its related carriers. The GA Subsidiary began transitioning NGI-issued policies upon renewal in late 2016 to the Insurance Company and has only a small number of policies with NGI as of June 30, 2022. Policies underwritten by the Insurance Company are binded by the GA as well as through a network of independent agents.
NGI handles claims for the GA Subsidiary’s policies underwritten by NGI and its related carriers, for which it pays NGI a fee for the LAE. NGI bears the risk of loss under these policies. Accordingly, the Company has no exposure to claims that would require an accrual for those NGI-related losses.
The Insurance Company bears risk of loss under all insurance policies it underwrites. The financial statements include reserves for future claims based on actuarial estimates for the Insurance Company. The Loss and LAE reserves as of June 30, 2022 (unaudited) and December 31, 2021 were $80.3 million and $73.4 million, respectively.
Basis of Presentation
The accompanying interim unaudited consolidated financial statements have been prepared in accordance GAAP and in accordance with the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”). References to the Accounting Standard Codification (“ASC”) and Accounting Standard Updates (“ASU”) included hereinafter refer to the Accounting Standards Codification and Updates established by the Financial Accounting Standards Board (“FASB”) as the source of authoritative GAAP. The consolidated financial statements include the accounts of Metromile, Inc. and its subsidiaries, all of which are wholly owned. All intercompany accounts and transactions have been eliminated in consolidation.
These unaudited consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements and related notes included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2021 ("the Company’s 2021 Annual Report").
Liquidity and Capital Resources

Consistent with 2021, the Company's liquidity and capital resources were not materially impacted by COVID-19 and related economic conditions during the first half of 2022. While these impacts have moderated since the beginning of the pandemic, there remains a risk that previous disruptions could return or new issues emerge as time amidst the pandemic perpetuates. The Company will continue to monitor and proactively adapt to the changing conditions and effects of COVID-19, but given the continued uncertainty about the duration or magnitude of the pandemic, it is not possible to reliably estimate the impact on the Company's financial condition, operations, and workforce.

Reclassifications
Reclassifications have been made to the prior year balances to conform to the current year presentation. In particular, accounts receivable, and digital assets, net have been combined with prepaid expenses and other assets into a single line on the consolidated balance sheets and consolidated statements of cash flows. The reclassifications had no effect on stockholders’ deficit or net loss after taxes as previously reported.
Unaudited Interim Financial Information
The accompanying interim consolidated balance sheets as of June 30, 2022, the interim consolidated statements of operations, comprehensive loss, convertible preferred stock and stockholders’ (deficit) equity for the three months and six months ended June 30, 2021 and 2022, and cash flows for the six months ended June 30, 2021 and 2022 are unaudited. These unaudited interim consolidated financial statements are presented in accordance with the rules and regulations of the SEC and do not include all disclosures normally required in annual consolidated financial statements prepared in accordance with GAAP. In management’s opinion, the unaudited interim consolidated financial statements have been prepared on the same basis as the annual financial statements and include all adjustments, which include only normal recurring adjustments, necessary for the fair presentation of the Company’s financial position as of June 30, 2022 and the Company’s consolidated results of operations for the three months and six months ended June 30, 2021 and 2022, and cash flows for the six months ended June 30, 2021 and 2022. The results of operations for the periods presented are not necessarily indicative of the results to be expected for the full fiscal year or any other future interim or annual periods.
Use of Estimates
The preparation of consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. On an ongoing basis, the Company’s management evaluates estimates, including those related to contingent assets and liabilities as of the date of the financial statements as well as the reported amounts of revenue and expense during the reporting period. The Company’s principal estimates include: unpaid losses and LAE reserves; the fair value of investments; the fair value of stock-based awards; the fair value of the warrant liability; premium refunds to policyholders; reinsurance recoverable on unpaid loss; and the valuation allowance for income taxes. Because of uncertainties associated with estimating the amounts, timing and likelihood of possible outcomes, actual results could differ materially from these estimates.
There have been no material changes to our significant accounting policies from our audited consolidated financial statements included in the Company’s 2021 Annual Report except as set forth below:
Discontinued Operations and Held for Sale
A business is classified as held for sale when management having the authority to approve the action commits to a plan to sell the business, the sale is probable to occur during the next 12 months at a price that is reasonable in relation to its current fair value and certain other criteria are met. A business classified as held for sale is recorded at the lower of its carrying amount or estimated fair value less cost to sell. When the carrying amount of the business exceeds its estimated fair value less cost to sell, a loss is recognized and updated each reporting period as appropriate. The results of operations of business classified as held for sale are reported as discontinued operations if the disposal represents a strategic shift that will have a major effect on the entity’s operations and financial results.
Adoption of Accounting Standards
For information regarding accounting standards that the Company adopted during the periods presented, see Note 1 of notes to the consolidated financial statements in the Company’s 2021 Annual Report.

Recently Issued Accounting Pronouncements
Reference Rate Reform
In March 2020, FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, which provides optional expedients and exceptions to contract modifications and hedging relationships that reference LIBOR or another reference rate expected to be discontinued. The standard is effective upon issuance through December 31, 2022 and may be applied at the beginning of the interim period that includes March 12, 2020 or any date thereafter. The Financial Accounting Standards Board (FASB) is currently working on a project to extend the date to December 31, 2024. The Company is currently evaluating this new standard and the impact it will have on its consolidated financial statements.
This standard may be elected and applied prospectively over time from March, 2020 through December 31, 2022 as reference rate reform activities occur. The Company is evaluating the method of adoption and impact of the standard on its consolidated financial statements and related disclosures.
Government Assistance
In November 2021, the FASB issued ASU 2021-10, Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance. This update requires annual disclosures about transactions with a government that are accounted for by applying a grant or contribution accounting model by analogy. This standard is effective for annual periods beginning after December 15, 2021. Early adoption is permitted. The amendments should be applied either (1) prospectively to all transactions within the scope of the amendments that are reflected in financial statements at the date of initial application and new transactions that are entered into after the date of initial application or (2) retrospectively to those transactions. The Company is currently evaluating the impact of these amendments on its consolidated financial statements.
2. Fair Value of Financial Instruments
Topic 820, Fair Value Measurements, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Topic 820 also establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:
Level 1 — Quoted prices in active markets for identical assets or liabilities.
Level 2 — Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
An asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
The following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis and recognized in the accompanying Consolidated Balance Sheet, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Cash and Cash Equivalents
The Company’s cash and cash equivalents are demand and money market accounts and other highly liquid investments with an original maturity of three months or less. Demand and money market accounts are at stated values. Fair values for other cash equivalents are classified as Level 1 and are based upon appropriate valuation methodology.
Marketable Securities — Available-for-sale
The Company classifies highly liquid money market funds, U.S. Treasury bonds and certificates of deposit within Level 1 of the fair value hierarchy because they are valued based on quoted market prices in active markets and upon models that take into consideration such market-based factors as recent sales, risk-free yield curves, and prices of similarly rated bonds. Commercial paper, corporate bonds, corporate debt securities, repurchase agreements, and asset backed securities are classified within Level 2 because they are valued using inputs other than quoted prices that are directly or indirectly observable in the market, including readily available pricing sources for the identical underlying security which may not be actively traded. The Company did not hold any securities classified within Level 3 as of June 30, 2022 (unaudited) and December 31, 2021.
Assets measured on a recurring basis at fair value, primarily related to marketable securities, included in the consolidated balance sheets as of June 30, 2022 (unaudited) and December 31, 2021 are set forth below (in thousands):

	Fair Value Measurement at June 30, 2022 (unaudited)
	Level 1	Level 2	Level 3	Total
Cash equivalents
Money market accounts	$64,575	$—	$—	$64,575
Total cash equivalents	$64,575	$—	$—	$64,575

Restricted cash equivalents
Money market accounts	$19,574	$—	$—	$19,574
Certificates of deposits	3,031	—	—	3,031
Total restricted cash equivalents	$22,605	$—	$—	$22,605

Marketable securities - restricted
Corporate debt securities	$—	$3,731	$—	$3,731
U.S. treasury and agency securities	35,526	1,949	—	37,475
Commercial paper	—	17,850	—	17,850
Asset backed securities	—	4,200	—	4,200
Total marketable securities - restricted	$35,526	$27,730	$—	$63,256

	Fair Value Measurement at December 31, 2021
	Level 1	Level 2	Level 3	Total
Cash equivalents
Money market accounts	$113,402	$—	$—	$113,402
Total cash equivalents	$113,402	$—	$—	$113,402

Restricted cash equivalents
Money market accounts	$19,569	$—	$—	$19,569
Certificates of deposits	3,331	—	—	3,331
Total restricted cash equivalents	$22,900	$—	$—	$22,900

Marketable securities - restricted
Corporate debt securities	$—	$2,545	$—	$2,545
U.S. treasury securities	33,295	1,986	—	35,281
Commercial paper	—	16,081	—	16,081
Asset backed securities	—	8,718	—	8,718
Total marketable securities - restricted	$33,295	$29,330	$—	$62,625
Public and Private Warrants
At the Closing, Metromile Operating Company acquired the net liabilities from INSU, including warrants exercisable for common stock. The Company estimated the fair value of warrants exercisable for common stock measured at fair value on a recurring basis at the respective dates using the public trading price, for the Public warrants, and the Black-Scholes option valuation model, for the Private placement warrants (together with the public warrants, the “Warrants”), respectively. The Black-Scholes option valuation model inputs are based on the estimated fair value of the underlying common stock at the valuation measurement date, the remaining contractual term of the warrant, the risk-free interest rates, the expected dividends, and the expected volatility of the price of the Company’s underlying stock. These estimates, especially the expected volatility, are highly judgmental and could differ materially in the future.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. The Company considers its Public warrants to be Level 1 liabilities as it uses publicly and readily available information to measure the fair value of the warrants. For the Company's Private placement warrants, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date and as such are classified as Level 2 liabilities.
The table below sets forth a summary of changes in the fair value of the Company’s Level 1, Level 2, and Level 3 liabilities for the year ended December 31, 2021 and the six months ended June 30, 2022 (unaudited) (in thousands):

Balance at December 31, 2020	$83,652
Increase in fair value of warrants	47,062
Exercise of preferred stock warrants prior to Business Combination	(130,714)
Public and Private placement Warrants acquired in Business Combination	45,623
Decrease in fair value of Public and Private placement Warrants	(44,467)
Balance at December 31, 2021	$1,156
Decrease in fair value of warrants	26
Balance at June 30, 2022	$1,182

The fair value of the Private placement warrants was determined using the Black-Scholes option valuation model using the following assumptions for values as of June 30, 2022:

	Estimated Fair Value of Warrants as of June 30, 2022	Exercise Price	Dividend Yield	Volatility	Risk-Free Interest Rate	Expected Term
	(in thousands)	(in whole dollars)				(in years)
Private placement warrants	$32	$12	—%	95%	3%	3.61
In connection with the Merger, each of the Metromile Operating Company convertible preferred stock warrants outstanding as of December 31, 2020 was exercised for shares of Metromile Operating Company common stock. Therefore, there were no convertible preferred stock warrants outstanding after the Closing.
Through the six months ended June 30, 2022 and 2021 (unaudited), there were no transfers to or from any Level. The carrying amounts of accounts payable, accrued expenses and notes payable approximate their fair values because of the relatively short periods until they mature or are required to be settled.
3. Marketable Securities
The Company has investments in certain debt securities that have been classified as available-for-sale and recorded at fair value. These investments are included in both assets for securities with a maturity of one-year or less and assets for securities with a maturity of more than one-year. These securities are held in the Insurance Company and shown as restricted given that the transfer of these assets is subject to the approval of the state regulators. As of June 30, 2022 (unaudited) and December 31, 2021, deposits with various states consisted of bonds, cash and cash equivalents with carrying values of $5.2 million in both periods.
Following the adoption of accounting guidance for credit losses on January 1, 2021, when marketable securities are in an unrealized loss position and the Company does not record an intent-to-sell impairment, the Company will record an allowance for credit losses ("ACL") for the portion of the unrealized loss due to a credit loss. Any remaining unrealized loss on a fixed maturity after recording an ACL is the non-credit amount and is recorded in other comprehensive income (loss) ("OCI"). The ACL is the excess of the amortized cost over the greater of the Company's best estimate of the present value of expected future cash flows or the security's fair value. The ACL cannot exceed the unrealized loss and, therefore, it may fluctuate with changes in the fair value of the fixed maturity if the fair value is greater than the Company's best estimate of the present value of expected future cash flows. The initial ACL and any subsequent changes are recorded in net realized capital gains and losses. The ACL is written off against the amortized cost in the period in which all or a portion of the related fixed maturity is determined to be uncollectible. For further information refer to Note 1, Basis of Presentation and Significant Accounting Policies in the Company’s 2021 Annual Report.
As of December 31, 2021 and June 30, 2022 (unaudited), the Company did not recognize credit losses.

The amortized cost and fair value of investments in fixed maturities classified as available-for-sale as of June 30, 2022 (unaudited) and December 31, 2021 are presented below (in thousands):

	As of June 30, 2022 (Unaudited)
	Amortized Cost	ACL	Unrealized Gain	Unrealized Loss	Estimated Fair Value
Marketable securities - restricted
Corporate debt securities	$3,736	$—	$—	$(5)	$3,731
U.S. treasury and agency securities	38,039	—	—	(564)	37,475
Commercial paper	17,850	—	—	—	17,850
Asset backed securities	4,208	—	—	(8)	4,200
Total marketable securities - restricted	$63,833	$—	$—	$(577)	$63,256

	As of December 31, 2021
	Amortized Cost	ACL	Unrealized Gain	Unrealized Loss	Estimated Fair Value
Marketable securities - restricted
Corporate debt securities	$2,547	$—	$—	$(2)	$2,545
U.S. treasury securities	35,385	—	—	(104)	35,281
Commercial paper	16,081	—	—	—	16,081
Asset backed securities	8,728	—	—	(10)	8,718
Total marketable securities - restricted	$62,741	$—	$—	$(116)	$62,625
The amortized cost and estimated fair value of marketable securities as of June 30, 2022 (unaudited) and December 31, 2021 and are shown below by contractual maturity (in thousands):

	As of June 30, 2022 (unaudited)
	Amortized Cost	Estimated Fair Value
Due within one year	$63,833	$63,256
Due between one to five years	—	—
	$63,833	$63,256

	As of December 31, 2021
	Amortized Cost	Estimated Fair Value
Due within one year	$41,603	$41,596
Due between one to five years	21,138	21,029
	$62,741	$62,625
The following table summarizes, for all fixed maturities classified as available-for-sale in an unrealized loss position at June 30, 2022, the aggregate fair value and gross unrealized loss by length of time those securities have been continuously in an unrealized loss position. The fair value amounts reported in the tables are estimates that are prepared using the process described in Note 2, Fair Value. The Company also relies upon estimates of several factors in its review and evaluation of individual investments, using the process described in Note 1, Basis of Presentation and Significant Accounting Policies in the Company’s 2021 Annual Report in determining whether a credit loss impairment exists.

	As of June 30, 2022 (unaudited)
	Less Than 12 Months		12 Months or Longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Marketable securities - restricted
Corporate debt securities	$730	$(2)	$—	$—	$730	$(2)
U.S. treasury and agency securities	37,475	(564)	—	—	37,475	(564)
Commercial paper	1,998	(3)	—	—	1,998	(3)
Asset backed securities	2,950	(6)	1,250	(2)	4,200	(8)
Total in an unrealized loss position	$43,153	$(575)	$1,250	$(2)	$44,403	$(577)

	As of December 31, 2021
	Less Than 12 Months		12 Months or Longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Marketable securities - restricted
Corporate debt securities	$ 737	$ (2)	$ —	$ —	$ 737	$ (2)
U.S. treasury and agency securities	31,809	(104)	—	—	31,809	(104)
Commercial paper	1,808	—	—	—	1,808	—
Asset backed securities	8,716	(10)	—	—	8,716	(10)
Total in an unrealized loss position	$43,070	$(116)	$—	$—	$43,070	$(116)

4. Business Combination
INSU
As described in Note 1, Basis of Presentation and Significant Accounting Policies, the Merger with INSU was consummated on February 9, 2021 (the “Closing Date”). For financial accounting and reporting purposes under GAAP, the Business Combination was accounted for as a reverse acquisition and recapitalization, with no goodwill or other intangible asset recorded. As a result, the historical operations of Metromile Operating Company are deemed to be those of the Company. Thus, the financial statements included in this report reflect (i) the historical operating results of Metromile Operating Company prior to the Business Combination; (ii) the combined results of the Company and Metromile Operating Company following the Business Combination; (iii) the assets and liabilities of Metromile Operating Company at their historical cost; and (iv) the Company’s equity structure for all periods presented.
In accordance with guidance applicable to these circumstances, the equity structure has been restated in all comparative periods up to the Closing Date, to reflect the number of shares of the Company’s common stock issued to Metromile Operating Company stockholders in connection with the recapitalization transaction. As such, the shares and corresponding capital amounts and earnings per share related to Metromile Operating Company redeemable convertible preferred stock and Metromile Operating Company common stock prior to the Business Combination have been retroactively restated as shares reflecting the exchange ratio established in the Merger Agreement. Activity within the statement of stockholder’s equity for the issuances and repurchases of Metromile Operating Company redeemable preferred stock, were also retroactively converted to Metromile Operating Company common stock.

The following table reconciles the elements of the Business Combination to the consolidated statement of cash flows and the consolidated statement of stockholders’ equity for the six months ended June 30, 2021 (dollars in thousands).

Recapitalization
Cash – INSU’s trust and cash (net of redemptions)	$229,925
Cash – PIPE	170,000
Less transaction costs and advisory fees paid	31,456
Less cash payments to Metromile Operating Company stockholders	32,000
Net Business Combination and PIPE financing	336,469
Less non-cash net liabilities assumed from INSU	45,516
Net contributions from Business Combination and PIPE Financing	$290,953

Number of Shares
INSU Class A Common stock, outstanding prior to Business Combination	23,540,000
INSU Class B Common stock, outstanding prior to Business Combination	6,669,667
Less redemption of INSU shares	8,372
Common stock of INSU	30,201,295
Shares issued in PIPE	17,000,000
Business Combination and PIPE financing shares	47,201,295
Metromile Operating Company shares (1)	79,525,839
Total shares of common stock immediately after Business Combination	126,727,134
(1)The number of Metromile Operating Company shares was determined from the 78,313,665 shares of Metromile Operating Company common and preferred stock outstanding immediately prior to the closing of the Business Combination, which are presented net of the common and preferred stock redeemed, converted at the Exchange Ratio of 1.01547844. All fractional shares were rounded down.
Lemonade
As described above in Note 1, Basis of Presentation and Significant Accounting Policies the Company and Lemonade have entered into the Agreement, pursuant to which Lemonade will acquire the Company in an all-stock transaction that implies a fully diluted equity value of approximately $500 million, as of November 5, 2021 which was the last full trading day prior to public announcement of the Transaction, or an enterprise value of about $340 million net of unrestricted cash and cash equivalents as of September 30, 2021. On July 28, 2022, the Transaction was completed. Upon the consummation of the Transaction, the Company ceased to be a publicly traded company.
In accordance with the Agreement, at the First Effective Time, each share of the Company’s common stock issued and outstanding immediately prior to the First Effective Time will be converted into the right to receive 0.05263 (the “Exchange Ratio”) validly issued, fully paid and non-assessable shares of common stock of Lemonade, par value $0.00001 per share (“Lemonade Common Stock”).
At the First Effective Time, (i) each Metromile stock option that is held by an individual who, as of November 8, 2021, was not employed or providing services to the Company or its subsidiaries shall be cancelled and converted into the right to receive an amount in cash, without interest, equal to the product of (A) the excess, if any, of the product of (1) the average of the volume weighted average trading prices per share of Lemonade common stock on NYSE on each of the 20 consecutive trading days ending on (and including) the trading day that is three trading days prior to the First Effective Time multiplied by the Exchange Ratio (the “Per Metromile Share Price”), over the (2) the per share exercise price of such Metromile stock option, multiplied by (B) the total number of shares subject to such Metromile stock option; (ii) each other Metromile stock option shall be assumed by Lemonade and automatically converted into a stock option to acquire number of shares of Lemonade common stock (rounded down to the nearest whole share) equal to the product of (A) the number of shares subject to the Metromile stock option and (B) the Exchange Ratio, with an exercise price per share of Lemonade common stock (rounded up to the nearest whole cent) equal to (1) the per share exercise price of the Metromile stock option divided by (2) the Exchange Ratio; (iii) each award of Metromile restricted stock units that (A) is held by any non-

employee director of Metromile or (B) vests based on the achievement of one or more performance criteria shall be cancelled and converted automatically into the right to receive an amount in cash equal to the Per Metromile Share Price in respect of each share of common stock underlying such Metromile restricted stock units (in the case of performance-based Metromile restricted stock units, based on actual performance); (iv) each other award of Metromile restricted stock units shall be assumed by Lemonade and automatically converted into an award of Lemonade restricted stock units covering a number of shares of Lemonade common stock equal to (A) the number of shares of Metromile common stock underlying such Metromile restricted stock units multiplied by (B) the Exchange Ratio; and (v) each Metromile warrant exercisable for shares of the Company’s common stock shall be assumed by Lemonade and converted into a corresponding warrant denominated in shares of Lemonade Common Stock (with the number of warrants and exercise price being adjusted based on the Exchange Ratio). Except as otherwise set forth above, each Metromile stock option, restricted stock unit award, and warrant assumed by Lemonade shall continue to have the same terms and conditions as applied immediately prior to the First Effective Time.
The Company has agreed to various customary covenants and agreements, including, among others, agreements to conduct business in the ordinary course during the period between the execution of the agreement and the effective time of the Transaction.
As of June 30, 2022 (unaudited), the Company has incurred $3.8 million in transaction costs, $0.3 million in the six months ended June 30, 2022 (unaudited) and the remainder in 2021, in connection with the Transaction. Transaction costs are expensed as incurred and included within Other operating expenses of the consolidated statements of operations.

5. Deferred Policy Acquisition Costs, Net
Deferred policy acquisition costs, net ("DPAC") consists of the following (in thousands):

	June 30, 2022	December 31, 2021
	(unaudited)
Deferred policy acquisition costs	$11,790	$11,533
Deferred ceding commission	(95)	(114)
Accumulated amortization	(10,530)	(9,986)
Deferred policy acquisition costs, net	$1,165	$1,433
For the three months ended June 30, 2022 and 2021 (unaudited), total amortization expense was approximately $0.2 million and $0.3 million, respectively. For the six months ended June 30, 2022 and 2021 (unaudited), total amortization expense was approximately $0.5 million and $0.7 million, respectively. During all periods presented the amortization expense was included as part of sales, marketing and other acquisition costs in the Company’s consolidated statements of operations.

6. Loss and Loss Adjustment Expense Reserves
The following table provides a reconciliation of the beginning and ending reserve balances for losses and LAE, net of reinsurance recoverable, for the six months ended June 30, 2021 and 2022 (unaudited) (in thousands):

	Six Months Ended June 30,
	2022	2021
	(unaudited)
Balance at January 1	$73,438	$57,093
Less reinsurance recoverable	—	(33,941)
Net balance at January 1	73,438	23,152

Incurred related to:
Current year	45,185	33,727
Prior years	(1,229)	1,108
Total incurred	43,956	34,835

Paid related to:
Current year	21,323	9,760
Prior years	23,114	(17,249)
Total paid	44,437	(7,489)

Net balance at end of period	72,957	65,476
Plus reinsurance recoverable	7,295	—
Balance at end of period	$80,252	$65,476
These reserve estimates are generally the result of ongoing analysis of recent loss development trends and emerging historical experience. Original estimates are increased or decreased as additional information becomes known regarding individual claims. In setting reserves, the Company reviewed its loss data to estimate expected loss development. Management believes that the use of sound actuarial methodology applied to its analyses of historical experience provides a reasonable estimate of future losses. However, actual future losses may differ from the Company’s estimates, and future events beyond the control of management, such as changes in law, judicial interpretations of law and inflation, may favorably or unfavorably impact the ultimate settlement of the Company’s losses and LAE.
The anticipated effect of inflation is implicitly considered when estimating liabilities for losses and LAE. While anticipated price increases due to inflation are considered in estimating the ultimate claim costs, the increase in average severities of claims is caused by a number of factors that vary with the individual type of policy written. Future average severities are projected based on historical trends adjusted for implemented changes in underwriting standards, policy provisions, and general economic trends.
The estimation of unpaid losses and LAE reserves is based on existing factors at the date of estimation.
Accordingly, future events may result in ultimate losses and LAE significantly varying from a reasonable provision as of the date of estimation. Unfavorable development of claims in future years could result in a significant negative impact on operations, stockholders’ surplus, and risk-based capital. Such development, if not offset by other increases in stockholders’ surplus, could result in the insurance departments of the state of domicile taking regulatory actions against the Company.

During the six months ended June 30, 2022 (unaudited), the Company experienced favorable development on prior accident years as a result of reserve release on physical damage coverages. The Company has not had any unfavorable prior year claim experience on retrospectively rated policies. In 2021, the Company experienced unfavorable development on losses and LAE from prior accident years as a result of higher severity for the injury coverages. The Company has not had any unfavorable prior year claim experience on retrospectively rated policies.
7. Reinsurance
During the periods presented, the Company used reinsurance contracts to protect itself from losses due to concentration of risk and to manage its operating leverage ratios. As of December 31, 2021, the Company had commuted all of its reinsurance agreements. For further discussion of the reinsurance agreements in place as of June 30, 2021, see Note 10, Reinsurance of Notes to Consolidated Financial Statements included in the Company’s 2021 Form 10-K Annual Report.

Effective January 1, 2022, the Company entered into an agreement with Swiss Reinsurance America Corporation ("Swiss Re") and Mapfre Re, Compania de Reaseguros, S.A ("Mapfre"). On a prospective basis, under the terms of the transaction, 30% of the Company's gross written premiums, losses, and certain LAE expenses are ceded to the reinsurers through June 30, 2023.
The insurance company was not relieved of its primary obligations to policyholders as a result of any reinsurance agreements. Failure of reinsurers to honor their obligations could result in losses to the Company. The credit risk associated with the Company’s reinsurance contracts was mitigated by carefully selecting its reinsurers and monitoring their financial strength ratings. The 2022 reinsurance counterparties and their A.M. Best financial strength ratings are as follows: Swiss Re (A+) and, Mapfre (A).
Reinsurance recoverables are presented on the consolidated balance sheets net of the allowance for estimated uncollectible reinsurance (“ACL”), if any. As of June 30, 2022, no ACL is required on these balances. The Company estimates the ACL based on the amount of reinsurance recoverables exposed to loss multiplied by estimated factors for the probability of default and the amount of loss given default. The probability of default is assigned based on each reinsurer's credit rating. Of the total reinsurance recoverables at June 30, 2022, all were rated by A.M. Best Company. Credit ratings are reviewed on a quarterly basis and any significant changes are reflected in an updated estimate. The loss given default factors are based on a study of historical recovery rates for general creditors as estimated through multiple economic cycles.
The effect of the Company’s reinsurance agreements on premiums, loss and LAE related to the insurance company for the six months ended June 30, 2022 (unaudited) and the year ended December 31, 2021 is as follows (in thousands):

	June 30, 2022 (unaudited)
	Premium Written	Premium Earned	Unearned Premium	Losses and LAE Incurred	Loss and LAE Reserves
Direct	$57,746	$58,069	$15,403	$58,622	$80,252
Ceded	(17,324)	(17,421)	97	(14,666)	(7,295)
Net	$40,422	$40,648	$15,500	$43,956	$72,957

	December 31, 2021
	Premium Written	Premium Earned	Unearned Premium	Losses and LAE Incurred	Loss and LAE Reserves
Direct	$110,719	$111,063	$15,726	$102,991	$73,438
Ceded	(19,411)	(33,080)	—	(14,701)	—
Net	$91,308	$77,983	$15,726	$88,290	$73,438

8. Leases, Commitments, and Contingencies
Leases
Metromile has non-cancellable and cancellable operating lease agreements for two real estate locations in Tempe, Arizona and its corporate headquarters in San Francisco, California with various expiration dates through 2030. The right-of-use asset as of June 30, 2022 (unaudited) was $13.4 million and is included in Prepaid expenses and other assets on the consolidated balance sheets. The lease liability as of June 30, 2022 (unaudited) was $17.8 million and is included in Other liabilities in the consolidated balance sheets. Metromile does not recognize a right-of-use asset and lease liability arising from leases with a term of 12 months or less. The Company’s lease payments consisted primarily of fixed rental payments for the right to use the underlying leased assets over the lease terms. The Company is responsible for operating expenses over base operating expenses as defined in each lease agreement. The weighted average remaining lease term and the weighted average discount rate of the Company’s operating leases is 7.1 years and 5.1% at June 30, 2022 (unaudited). The weighted average remaining lease term does not include any renewal options at the election of the Company.
Litigation
Shareholder Matters
The Company and/or its current and/or former directors and/or executive officers are named as defendants in a number of lawsuits initiated by putative holders of Metromile, Inc. common stock. Following the Agreement and announcement thereof, multiple complaints were filed against the Company and certain current and former officers and directors alleging that the Company’s disclosures concerning the Lemonade transaction were incomplete. The Company also received demands to inspect its books and records under Delaware General Corporation Law Section 220, and one stockholder commenced litigation to enforce inspection rights. All of the foregoing complaints have been voluntarily dismissed as moot, with the plaintiffs reserving their rights to seek a fee in connection with each respective litigation. The Company records accruals for loss contingencies with these legal matters when it is probable that a liability will be incurred, and the amount of the loss can be reasonably estimated. The Company has accrued a liability for this matter in accordance with ASC 450, Contingencies ("ASC 450").
9. Stockholders’ Equity
Common Stock
As of June 30, 2022 (unaudited), the Company had authorized a total of 640,000,000 shares for issuance as common stock. As of June 30, 2022 (unaudited), the Company had 131,132,144 shares of common stock issued and outstanding.
Preferred Stock
As of June 30, 2022 (unaudited), the Company had authorized a total of 10,000,000 shares for issuance as preferred stock. The Company’s board of directors has the authority to issue preferred stock and to determine the rights, privileges, preferences, restrictions, and voting rights of those shares. As of June 30, 2022, the Company had no shares of preferred stock outstanding.
10. Public and Private Warrants
As of June 30, 2022 (unaudited), the Company had 7,666,646 public warrants and 180,000 private placement warrants outstanding. Each whole warrant entitles the registered holder to purchase one share of common stock at a price of $11.50 per share, subject to adjustment, at any time commencing on September 8, 2021, which was the later of 30 days after the completion of the Business Combination or 12 months from INSU’s IPO closing date. The public warrants will expire on the fifth anniversary of the Business Combination, or earlier upon redemption or liquidation.
The Company may call the public warrants for redemption:
•in whole or in part;

•at a price of $0.01 per warrant;
•Upon a minimum of 30 days’ prior written notice of redemption; and
•if, and only if, the last reported closing price of the ordinary shares equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders.
If the Company calls the public warrants for redemption, management will have the option to require all holders that wish to exercise the public warrants to do so on a “cashless basis,” as described in the warrant agreement.
The exercise price and number of shares of common stock issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a share dividend, recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuance of common stock at a price below its exercise price.
11. Stock Option Plans
Restricted Stock Units (“RSUs”)
During the six months ended June 30, 2022 (unaudited), the Company granted 1,199,633 restricted stock units (“RSUs”) under the 2021 Plan which are conditional based on continued employment or service for a specified period. Compensation cost related to RSU grants is recognized on a straight-line basis over the vesting period and is calculated using the closing price per share of the Company's common stock on the grant date. For the three and six months ended June 30, 2022 (unaudited), the Company recorded compensation expense of $5.0 million and $10.0 million, respectively, related to non-performance based RSUs.
A summary of the Company’s RSUs as of June 30, 2022 (unaudited) is presented in the table below:

	Number of RSUs	Weighted-Average Fair Value
Balance at December 31, 2021	7,241,980	$8.19
Granted	1,199,633	1.20
Vested	(1,184,928)	9.46
Forfeited	(905,532)	6.13
Balance at June 30, 2022	6,351,153	$6.93
As of June 30, 2022 (unaudited), there was $41.7 million of total unrecognized compensation cost related to RSUs. That cost is expected to be recognized over a weighted-average period of 2.33 years. The total grant date fair value of shares vested during the six months ended June 30, 2022 (unaudited) was $11.2 million.
Performance Based Awards
As of December 31, 2020, the Company had issued 150,000 outstanding performance-based awards (“PSUs”) to Dan Preston, Metromile’s Chief Executive Officer (“CEO”). As of the Closing, the performance-based provision was achieved for the outstanding performance-based awards as the Company completed a change in control event, and the Company recognized the expense related to these PSUs on the Closing date as there were no remaining vesting provisions. As a result, the Company recorded $2.5 million in stock-based compensation expense for the six months ended June 30, 2021 (unaudited).
During 2021, the Company issued 2,216,870 PSUs, net of forfeitures, most of which each have a term of five years subject to continuous services by each holder. One third of PSUs that vest are based on a specific number of policies in force achieved by the Company. One third of the PSUs that vest are based on the Company achieving positive operating cash flow for a period of at least one financial quarter. One third of the PSUs vest based on a market condition of the

Company achieving a specific price per share for at least 20 days in a 30-day trading window. Once the performance targets are met, the PSUs that relate to the specific performance target vest immediately. For the three and six months ended June 30, 2022 (unaudited), the Company had recorded $0.2 million and $0.3 million, respectively, in expense from the PSUs related to the market condition. None of the performance conditions were probable of being satisfied as of June 30, 2022 and, therefore, there is no unrecognized stock compensation related to PSUs. The Company did not grant any PSU's in the six months ended June 30, 2022 (unaudited).
2011 Stock Plan
In 2011, the Company’s Board of Directors adopted the 2011 Equity Incentive Plan (the “2011 Plan”). The 2011 Plan provides for the granting of stock options to officers, directors, employees, and consultants of the Company. Options granted under the 2011 Plan may be Incentive Stock Options (“ISO”) or non-statutory Stock Options (“NSO”) as determined by the Board of Directors at the time of the option grant. The remaining unallocated shares reserved under the 2011 Plan were cancelled and no new awards will be granted under the 2011 Plan. Awards outstanding under the 2011 Plan were assumed by the Company upon the closing and continue to be governed by the terms of the 2011 Plan.
2021 Stock Plan
In connection with the Closing, the Company adopted the 2021 Equity Incentive Plan (the “2021 Plan”), under which 38,018,247 shares of common stock were initially reserved for issuance for ISOs. The 2021 Plan allows for the issuance of ISOs, NSOs, restricted stock awards, stock appreciation rights, restricted stock units (“RSUs”), and performance awards. The Board of Directors determines the period over which options become exercisable and options generally vest over a four-year period. The 2021 Plan became effective immediately following the closing.
The Company uses the Black-Scholes option pricing model to estimate the fair value of each option grant on the date of grant or modification. The Company amortizes the estimated fair value to stock compensation expense using the straight-line method over the vesting period of the option. The following is a description of the significant assumptions used in the option pricing model:
•Expected term — The expected term is the period of time when granted options are expected to be outstanding. In determining the expected term of options, the Company utilized the midpoint between the vesting date and contractual expiration date.
•Volatility — Because the Company’s stock has limited trading history, the Company calculates volatility by using the historical stock prices of comparable public companies.
•Risk-free interest rate — The Company bases the risk-free interest rate used in the Black-Scholes option valuation model on the rate of treasury securities with the same term as the options.
•Forfeiture rate — The weighted average forfeiture rate of unvested options.
•Expected dividends — The Company does not have plans to pay cash dividends in the future. Therefore, the Company uses an expected dividend yield of zero in the Black-Scholes option valuation model.

There were no options granted during the six months ended June 30, 2022 (unaudited). The following assumptions were used to estimate the value of options granted during the year ended December 31, 2021:

Year ended December 31, 2021
Forfeiture rate	26%
Volatility	62%
Expected term (years)	5.33
Risk-free interest rate	1%
Expected dividends	—

Stock Option Activity
The following table summarizes the activity of the Company’s stock option plan as of June 30, 2022 (unaudited):

	Stock Number of Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (in thousands)
Outstanding as of December 31, 2021	2,374,504	$3.00	8.25	$375.00
Options granted	—	$—
Options exercised	—	$—
Options cancelled or expired and returned to plan	(848,318)	$3.00
Outstanding as of June 30, 2022	1,526,186	$3.01	7.69	$—
Vested and exercisable to vest as of June 30, 2022	766,463	$2.99	7.49	$—
Vested and expected as of June 30, 2022	1,363,528	$3.00	7.66	$—
The fair value of stock options granted are recognized as compensation expense in the consolidated statements of operations over the related vesting periods. As of June 30, 2022 (unaudited), there was approximately $1.0 million of unrecognized stock-based compensation cost related to stock options granted under the Plan, respectively, which is expected to be recognized over an average period of 1.79 years.
The following table illustrates stock-based compensation expense for employee and non-employee RSUs and options for the three and six months ended June 30, 2022 and 2021 (unaudited) (in thousands).

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
	(unaudited)		(unaudited)
Cost of revenues	$244	$184	$548	$225
Research and development	1,075	404	1,958	630
Sales and marketing	336	122	680	139
Policy servicing expense and other	58	—	58	—
Other operating expenses	3,694	8,103	7,421	11,027
Total stock-based compensation	$5,407	$8,813	$10,665	$12,021

12. Income Taxes
The consolidated effective tax rate for both the six months ended June 30, 2022 and 2021 (unaudited), was 0%. The main driver of the difference between the federal statutory tax rate of 21% and the effective tax rate for both periods was primarily related to a full valuation allowance against the deferred tax assets.

13. Segment and Geographic Information
The Company operates in the following two reportable segments, which are the same as its operating segments:
–Insurance Services. Providing insurance policies for automobile owners
–Enterprise Business Solutions. Providing access to its developed technology under SaaS arrangements along with professional services to third party customers.
Operating segments are based upon the nature of the Company’s business and how its business is managed. The Company’s Chief Operating Decision Maker (“CODM”) is its CEO. The CODM uses the Company’s operating segment financial information to evaluate segment performance and to allocate resources. The CODM does not evaluate the performance of the Company’s assets on a segment basis for internal management reporting and, therefore, such information is not presented.
Contribution is used, in part, to evaluate the performance of, and allocate resources to, each of the segments. Segment contribution is segment revenue less the related costs of revenue and sales and marketing expenses. It excludes certain operating expenses that are not allocated to segments because they are separately managed at the consolidated corporate level. These unallocated costs include stock-based compensation expense, research and development expenses, and general and administrative expenses such as legal and accounting.
The assets and liabilities of the Enterprise Business Solutions segment have been classified as held for sale in the Company's consolidated balance sheets as of June 30, 2022. As the Enterprise Business Solutions operations do not qualify for presentation as a discontinued operation, operating results from the segment will continue to be reported in continuing operations on the consolidated statements of operations for the period ended June 30, 2022. Refer to Note 16, Business Disposition, for further information.
The following table summarizes the operating results of the Company’s reportable segments (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
	(unaudited)		(unaudited)
Revenue:
Insurance services	$20,324	$26,988	$39,827	$43,216
Enterprise business solutions	1,195	1,110	2,391	2,158
Total revenue	$21,519	$28,098	$42,218	$45,374

Contribution:
Insurance services	$(3,360)	$(1,173)	$(7,779)	$(3,036)
Enterprise business solutions	(1,000)	(865)	(2,113)	(1,597)
Total contribution	$(4,360)	$(2,038)	$(9,892)	$(4,633)

The following table provides a reconciliation of the Company’s total reportable segments’ contribution to its total loss from operations (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
	(unaudited)		(unaudited)
Total segment contribution	$(4,360)	$(2,038)	$(9,892)	$(4,633)
Ceded premium, losses and LAE	1,454	(2,337)	2,747	(5,242)
Other income	676	180	1,198	1,327
Policy services expenses and other	1,316	1,692	2,922	2,063
Sales, marketing, and other acquisition costs	3,520	25,716	9,860	72,883
Research and development	2,986	1,361	5,337	3,367
Amortization of capitalized software	3,342	2,701	6,710	5,352
Other operating expenses	13,011	16,729	26,449	25,311
Loss from operations	$(30,665)	$(48,080)	$(65,115)	$(109,694)
Total other expense	486	(6,820)	355	35,193
Loss before taxes	$(31,151)	$(41,260)	$(65,470)	$(144,887)
Geographical Breakdown of Direct Earned Premiums
Direct earned premium by state is as follows (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
	(unaudited)		(unaudited)
California	$16,472	$16,334	$32,232	$31,480
Washington	3,982	3,379	7,567	6,364
New Jersey	2,905	2,749	5,587	5,208
Oregon	1,910	1,713	3,726	3,509
Illinois	1,225	1,019	2,363	2,060
Arizona	1,863	1,245	3,622	2,513
Pennsylvania	690	741	1,325	1,398
Virginia	891	578	1,647	1,048
Total premiums earned	$29,938	$27,758	$58,069	$53,580

14. Net Loss per Share
Net loss per share calculations and potentially dilutive security amounts for all periods prior to the Merger have been retrospectively adjusted to the equivalent number of shares outstanding immediately after the Merger to effect the reverse recapitalization. Historically, reported weighted average shares outstanding have been multiplied by 1.01547844, which is the share exchange ratio established by the Merger Agreement.

The following table sets forth the computation of basic and diluted net loss per share attributable to the Company's common stockholders:

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Numerator:	(unaudited)		(unaudited)
Net loss attributable to common stockholders ($ in thousands)	$(31,151)	$(41,260)	$(65,470)	$(144,887)
Denominator:
Weighted average common shares outstanding - basic and diluted	130,542,613	126,693,218	129,633,871	101,236,461
Net loss per share attributable to common stockholders - basic and diluted	$(0.24)	$(0.33)	$(0.51)	$(1.43)
As the Company has reported net loss for each of the periods presented, all potentially dilutive securities are antidilutive. The following potential outstanding shares of Common Stock were excluded from the computation of diluted net loss per share attributable to common stockholders for the periods presented because including them would have been antidilutive:

	As of June 30,
	2022	2021
	(unaudited)
Outstanding stock options - Stock Plan	1,526,186	3,037,545
Warrants for common stock	7,846,667	7,846,667
Restricted stock units	8,544,216	7,678,105
Total anti-dilutive securities	17,917,069	18,562,317

15. Related-Party Transactions
In August 2014, the Company loaned the CEO $0.4 million with interest at 3.09% and adjusted to 1.5% in April 2020, which was used to early exercise stock options issued to the CEO and was due at the earlier of one year after termination of employment, upon an Initial Public Offering or change in control, or ten years from the date issued. The loan was full recourse, and also collateralized by the underlying shares of common stock. For accounting under GAAP, the note receivable is presented as contra-equity in the accompanying consolidated balance sheets. This loan was paid in full in February 2021 and is no longer outstanding.
In March 2018, the Company entered into an agreement with a third party under which the Company developed proprietary software solutions and provides access to and use of such software solutions and related services. In July 2018, the third party became an investor of the Company as part of the Series E convertible preferred stock Financing. During the three months ended June 30, 2022 and 2021 (unaudited), the Company recognized $1.0 million and $1.0 million of revenue from the investor, respectively. During the six months ended June 30, 2022 and 2021 (unaudited), the Company recognized $2.0 million and $2.0 million of revenue from the investor, respectively. The Company had no accounts receivable balances from the investor as of June 30, 2022 (unaudited) and December 31, 2021.
An executive of Hudson, who the Company entered into a Note Purchase and Security Agreement with in 2021 (see Note 11, Notes Payable, net in the Company's 2021 Annual Report on Form 10-K), is on the Company’s Board of Directors. This loan was repaid in March 2021 and is no longer outstanding.

16. Business Disposition
Sale of Metromile Enterprise

As of June 30, 2022, the Company committed to a plan to sell its Enterprise Business Solutions segment. The assets and liabilities of Enterprise Business Solutions have been classified as held for sale in the Company's consolidated balance sheets beginning with the period ended June 30, 2022. Revenues and earnings are not material to the Company's Consolidated Results of Operations for the three and six months ended June 30, 2022 and 2021 (unaudited). Under GAAP accounting guidance, only disposals of components of an entity that represent a strategic shift and that have a major effect on a reporting entity’s operations and financial results are reported as discontinued operations. Because Metromile’s primary business continues to be property and casualty insurance, as well as the immaterial expected impact on the Company’s ongoing results of operations, the sale of Enterprise Business Solutions was not reported as a discontinued operation. The business does not meet the criteria to be classified as a discontinued operation; therefore, the results are reflected within continuing operations on the consolidated statement of operations.

The pending sale did not result in an estimated loss on the sale, and as such, no accrual for the estimated before tax loss is included as a reduction of the carrying value of assets held for sale in the Company's Condensed consolidated balance sheets as of June 30, 2022 (unaudited).

The carrying value of assets and liabilities to be transferred in connection with the sale is as follows:

June 30, 2022
(unaudited)
Assets
Cash and cash equivalents	3,829
Prepaid expenses and other assets	137
Website and software development costs, net	4,916
Total assets	$8,882

Liabilities
Deferred revenue	4,710
Accounts payable and accrued expenses	743
Total liabilities	$5,453

17. Subsequent Events
Acquisition of Metromile, Inc. by Lemonade, Inc.

On July 28, 2022, the Company's acquisition by Lemonade was completed. See Note 1. Overview and Basis of Presentation and Note 4. Business Combinations for details of the Agreement and the related transaction details with Lemonade, Inc.
Delisting and Deregistration

On July 28, 2022, in connection with the completion of the Merger Transaction, the Company notified Nasdaq that trading in MILE Common Stock should be suspended and listing of MILE Common Stock should be removed. The Company also requested that Nasdaq file a notification of removal from listing on Form 25 with the SEC with respect to the delisting and deregistration of the MILE Common Stock. The MILE Common Stock ceased being traded prior to the opening of the market on July 29, 2022, and is no longer listed on Nasdaq. In addition, the Company filed with the SEC a Form 15 per which the reporting obligations of the Company under Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, have been suspended.